UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Cream Minerals Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Endeavour Silver Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

225263508
(CUSIP Number of Class of Securities (if applicable))

Cream Minerals Ltd.
Attn: Michael O’Connor
1400-570 Granville Street
Vancouver, British Columbia  V6C 3P1
Canada
Tel: (604) 687-4622
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 4, 2010
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)  The following document has been delivered to holders of securities or published in the home jurisdiction of Cream Minerals Ltd. and is required to be disseminated to U.S. security holders or published in the United States:

●	Notice of Change and Extension of Offer to Purchase all of the outstanding Common Shares of Cream Minerals Ltd., dated November 8, 2010, a copy of which is furnished as 99.1 to this Form CB

The Exhibit attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(b)  Not applicable.

Item 2.                      Informational Legends

The required legends are included on page 2 of the Notice of Change and Extension under the heading “Notice to Shareholders in the United States”.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Endeavour Silver Corp. previously filed a Form F-X in connection with the transaction to which this Form CB/A relates on October 4, 2010.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDEAVOUR SILVER CORP.

By:	Bradford J. Cooke
Name:	Bradford J. Cooke
Title:	Chief Executive Officer

Dated: November 10, 2010

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Change and Extension of Offer to Purchase all of the outstanding Common Shares of Cream Minerals Ltd., dated November 8, 2010